SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2009

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [  ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-
              ------------

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Item

      1. MTS Announces Receipt of Notice from NASDAQ that it has Regained Compliance with its Listing Standards

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)

                                             By: /s/ Eytan Bar
                                                -----------------------------
                                                 Eytan Bar
                                                 Chief Executive Officer

Date: February 5, 2009

Press Release                       Source: MTS-MER Telemanagement Solutions Ltd

MTS Announces Receipt of Notice from NASDAQ that it has Regained Compliance with its Listing Standards

RA'ANANA, Israel, February 5, 2009/PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing (CC&B) solutions, today announced that on February 3, 2009 it received a letter from NASDAQ that the Staff has determined that the Company has regained compliance with NASDAQ Marketplace Rule 4350(i)(1)(C)(ii), that requires the Company to obtain shareholder approval prior to the issuance of more than 20% of its outstanding shares in connection with the acquisition of the assets of another company. On December 30, 2008, the Company acquired substantially all of the asset of AnchorPoint, Inc., for a total of 25% of the Company's outstanding shares on a post-transaction basis (excluding shares issued in a private placement in September 2008). As permitted under NASDAQ Marketplace Rule 4350(a)(1), the Company, a foreign private issuer, elected to follow its home country practice, which does not require shareholder approval for such an issuance, instead of Rule 4350(i)(1)(C)(ii). Under NASDAQ Marketplace IM-4350-6, a foreign private issuer that elects to follow home country practice instead of a NASDAQ requirement must submit to NASDAQ, in advance, a written statement from an independent counsel in its home country certifying that its practices are not prohibited by the home country's laws. The Company did not timely submit the required attestation to NASDAQ and subsequently submitted such attestation on January 22, 2009. Accordingly, the Staff determined that the Company has regained compliance with NASDAQ Marketplace Rule 4350(i)(1)(C)(ii), subject to the issuance of this public announcement.

About MTS

Mer Telemanagement Solutions Ltd. is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for information and telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com.

         Contacts:

         Company:
         Alon Mualem
         CFO
         Tel: +972-9-762-1733
         Email: Alon.Mualem@mtsint.com